Exhibit 12.2
Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Six Months Ended June 30,
2014
Earnings available for fixed charges, as defined:
Net income	$174,248
Tax expense based on income	104,550
Fixed charges (a)	116,603
Earnings available for fixed charges, as defined	$395,401
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$110,894
Estimated interest cost within rental expense	2,183
Amortization of net debt premium, discount, and expenses	3,526
Total fixed charges, as defined	$116,603
Ratio of earnings to fixed charges	3.39
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$1,710
Adjustment to pretax basis	1,026
$2,736

Combined fixed charges and preferred stock dividend requirements	$119,339
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.31

(a)	Includes net interest related to uncertain tax positions.